Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 333-09470
Date: May 11, 2009

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE OF MATERIAL FACT

CORPORATE RESTRUCTURING – WITHDRAWAL RIGHT OF TMCP4 SHARES

The managements of Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in compliance with and for the purposes of CVM Instruction Nr. 358/02, in reference to the Corporate Restructuring described in the Notice of Material Fact published on March 23, 2009, hereby inform that  after consulting the Brazilian Securities and Exchange Commission - CVM in regard to the liquidity of the preferred shares of TCP (TMCP4) as a result of their peculiarities, were informed that the board of CVM understood that even considering the characteristics of shares TMCP4, they do not have the nature of general share index required by article 137, II, (a) of the Brazilian Corporate Law.

Therefore, we also inform the shareholders of TMCP4 shares on March 23, 2009 (including the ones traded on this date) that they will have the right of withdrawal in case of dissenting of the approval of the Corporate Restructuring described on the Notice of Material Fact.

São Paulo, April 15, 2009.

Ernesto Gardelliano
Investor Relations Officer

Vivo Participações S.A.
Telemig Celular Participações S.A.
Telemig Celular S.A.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.